EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

April 27, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                      By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Patricia M. Bedient	1,156,787,017	99.62	4,373,067	0.38
Mel E. Benson	1,146,005,966	98.69	15,154,119	1.31
Jacynthe Côté	1,152,950,240	99.29	8,209,845	0.71
Dominic D’Alessandro	1,154,377,005	99.42	6,783,080	0.58
John D. Gass	1,151,545,161	99.17	9,614,923	0.83
John R. Huff	1,145,966,345	98.69	15,193,740	1.31
Maureen McCaw	1,141,124,962	98.27	20,035,122	1.73
Michael W. O’Brien	1,143,959,848	98.52	17,200,238	1.48
Eira M. Thomas	1,147,350,669	98.81	13,809,417	1.19
Steven W. Williams	1,155,211,621	99.49	5,948,463	0.51
Michael M. Wilson	1,137,187,990	97.94	23,972,094	2.06

2.                                      By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.                                      A resolution to increase the number of common shares of Suncor reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan by an additional 25,000,000 common shares was approved by a vote, conducted by ballot, of 1,045,024,905 (90.00%) for and 116,134,771 (10.00%) against.

4.                                      Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated March 1, 2017 was approved by a vote, conducted by ballot, of 1,102,497,629 (94.95%) for and 58,657,050 (5.05%) against.